UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event, dated December 10, 2012.	2

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), and following the Relevant Event dated 4 December 2012 (with registry number 178294), GRIFOLS, S.A. (the “Company”) informs that the notice of the Company’s share capital increase, by means of which the trading period for the free allocation rights of the Company’s new Class B Shares is initiated, has been published on today’s date in the Spanish Official Bulletin (“BORME”), its complete text being attached hereto and which may also be viewed on the Company’s website (www.grifols.com).

In Barcelona, on this 10 December 2012

Raimon Grifols Roura
Secretary to the Board of Directors

GRIFOLS, S.A.

SHARE CAPITAL INCREASE

Share capital increase against reserves

In compliance with the provisions of article 503 of the Company’s Act, (Ley de Sociedades de Capital), it is announced that the Extraordinary General Shareholders’ Meeting of Grifols, Sociedad Anónima (hereinafter, “Grifols” or the “Company”), held on 4 December 2012, has passed the resolution, contained in the first item on the agenda, to increase the Company’s share capital in the nominal amount of Euro 1,632,821.20 by issuing and placing in circulation 16,328,212 new Class B shares without voting rights, of a par value of Euro 0.10 each, without share premium, to be freely allocated to the shareholders in the proportion of 1 new Class B share for every 20 former Class A or Class B shares, according to the following terms and conditions.

1.                  Amount of the increase in capital and number of shares to be issued:

The share capital will be increased in the amount of one million six hundred thirty two thousand eight hundred twenty one euros and twenty euro cents (Euro 1,632,821.20), by issuing and placing in circulation sixteen million three hundred twenty eight thousand two hundred twelve (16,328,212) new Class B shares, of par value of ten euro cents (Euro 0.10) each, all of them belonging to the same class and series, being Company’s shares without voting rights with the pre-emptive rights established in article 6 Bis of the Articles of Association. The new shares are issued without share premium, thus corresponding the issue price to their nominal value.

The new shares shall be represented by means of book-entries, which shall be kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

2.                  Payment and balance sheet on which the transaction is based:

The share capital increase is carried out in full against voluntary reserves that, as of 30 September 2012 amounted to Euro 86,336,069.

This share capital increase is based on the balance sheet closed as of 30 September 2012, date that is comprised within the six (6) months immediately preceding the referred capital increase, which has been duly audited by KPMG Auditores, S.L. and approved by the General Shareholders’ Meeting held on 4 December 2012.

3.                  Rights of the new shares:

As of the date on which the share capital increase is closed, the new Class B shares will confer their holders the rights ascribed to them by the Articles of Association and, especially, the pre-emptive rights established in article 6 Bis of the Articles of Association.

4.                  Free allocation rights:

All the shareholders of the Company are granted the free allocation right over the new Class B shares in the proportion of one (1) new Class B share for every twenty (20) former shares owned by them, whether of Class A or of Class B. Hence, each former Class A or Class B share will have one (1) free allocation right, there being necessary twenty (20) free allocation rights in order to receive one (1) new Class B share.

For the foregoing purposes, shareholders will be understood as all such individuals or legal entities that, at the end of the day immediately preceding that on which the free allocation period referred to below begins, appear as holders of shares of the Company (whether of Class A or of Class B) in the accounting registries of the participating entities of the company Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear).

5.                  Trading period for the free allocation rights:

The trading period for the free allocation rights will be of fifteen (15) calendar days and will begin the day following the publication of this notice (i.e. it will start on 11 December and end on 25 December, 2012, both inclusive). Therefore, the free allocation rights will be tradable on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil / Continuous Market) in the same conditions as the shares from which they are derived. This period will not be extendable.

6.                  Shares in deposit:

At the end of the trading period of the free allocation rights (that is to say, on 25 December 2012), the new Class B shares that have not been allocated for reasons beyond the Company’s control, will be registered under the name of whoever can prove the ownership and kept in deposit. Once three (3) years as from the date of the end of the referred trading period have elapsed, the new Class B shares that are still pending to be allocated may be sold, according to the provisions of article 117 of the Companies Act (Ley de Sociedades de Capital), at the interested parties’ own risk. The net amount of the aforementioned sale will be kept at the disposal of the interested parties as established by the applicable legislation.

7.                  Incomplete allocation:

The share capital increase resolution that has been passed by the General Meeting has expressly foreseen the possibility of an incomplete allocation. Consequently, at the end of the trading period of the free allocation rights, the Company’s Board of Directors (or the person or body substituting it) will determine the final amount by which the share capital is to be increased. If at the end of the indicated trading period, and notwithstanding the provisions of section 6 above, there are still Class B shares pending to be allocated, the share capital will be increased by an amount equivalent to the aggregate nominal value of the Class B shares that have been effectively allocated.

8.                  Payment:

The disbursement will be charged in full to the voluntary reserves account and will be considered effective when, once the trading period for the free allocation rights has ended, the Board of Directors (or the person or body substituting it) formally applies the balance of the referred voluntary reserves account in the final amount of the share capital increase.

9.                  Expenses and commissions:

The share capital increase will be carried out free of costs and commissions as regards the allocation of the newly issued shares. The Company will bear the costs of issuance, subscription, placing in circulation and admission to listing and any others related to the share capital increase.

10.           Admission to listing:

The Company’s Board of Directors, in the exercise of the authorities delegated to it by the Extraordinary General Shareholders’ Meeting held on 4 December 2012, and under the terms agreed thereof, will apply for the listing of the new Class B shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexión Bursátil / Continuous Market), and via ADSs (American Depositary Shares), on the National Association of Securities Dealers Automated Quotation (NASDAQ).

Likewise, it is announced that the Company’s Board of Directors in its meeting held on 4 December 2012, resolved, under the first item of the agenda, and in exercise of the delegation of authorities granted to the Board by the General Meeting held on that same date pursuant to the provisions of article 297.1.a) of the Companies Act (Ley de Sociedades de Capital), to execute the share capital increase against reserves in the terms agreed by the General Meeting, and to grant a period of fifteen (15) calendar days to negotiate the free allocation rights of the new Class B shares under the terms set in the preceding sections 4 and 5.

Barcelona, 4 December 2012

The Secretary of the Board of Directors

Raimon Grifols Roura

*                  *                  *

THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH
VERSION OF THE NOTICE OF THE SHARE CAPITAL INCREASE.

IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 10, 2012